EXHIBIT 1

October 26, 2009

Dear Fellow OpenTV Shareholders,

Arcadia Capital Advisors, LLC, through its affiliated funds (“Arcadia” or “we”), is the beneficial owner of Class A ordinary shares of OpenTV Corp. (“OpenTV”, or the “Company”). Upon extensive due diligence, conversations with management, and an in-depth analysis, Arcadia urges you to reject the $1.55 per share Tender Offer (“Tender Offer” or “Second Offer”) by Kudelski, S.A. (“Kudelski”) for OpenTV’s Class A ordinary shares announced on October 5, 2009.

We believe the Tender Offer fails to properly reflect the value of the OpenTV asset and shareholders should demand a higher price for the following reasons:

1.	Intrinsic value of OpenTV shares is substantially higher,
2.	Kudelski offer doesn’t account for synergies and foreign exchange benefits,
3.	Kudelski has an overly negative view of OpenTV’s business,
4.	Timing of the Tender Offer is unusual and leads to information asymmetry,
5.	Kudelski faces a significant hurdle in a minority squeeze out and delisting strategy,
6.	Tender Offer financing provides insights into Kudelski’s ultimate plans.

OPEN LETTER TO OPEN TV STOCKHOLDERS

While we believe an acquisition of OpenTV by Kudelski would be beneficial to all parties involved, any transaction must fully reflect the underlying value of OpenTV's business. In our opinion, shareholders have a lot to gain by rejecting the current offer.

1) Intrinsic Value of OpenTV Shares is Substantially Higher

The current offer significantly undervalues the fair value of OpenTV Class A shares. A $1.55 per share offer values the Company at a multiple of enterprise value (“EV”) to last twelve months (“LTM”) EBITDA[1] of 7.5x. A much higher purchase price multiple of LTM EBITDA would be more appropriate.

We believe a substantially higher price is appropriate based on the following observations:

•	The Special Committee of OpenTV’s Independent Board Members (the “Special Committee”) indicated that the acquisition price should “be at or above $2.00 per share,”
•	NDS Group, a close comparable to OpenTV, was acquired by Permira Advisors, at a 13x EV/LTM EBITDA multiple,
•	Kudelski’s own stock is currently trading at a similar 13x EV/LTM EBITDA multiple, and
•	Kudelski’s offer price premium analysis is not relevant given the significant improvement in equity market conditions since February 26, 2009.

(1) EBITDA represents earnings before interest, taxes, depreciation and amortization and is a proxy for Non-GAAP cash operating earnings.

After spending three months fully assessing Kudelski’s $1.35 per share offer from February 26, 2009 (the “First Offer”), the Special Committee, led by Eric J. Tveter, with the help of its independent financial advisor, UBS, concluded on April 16, 2009 that Kudelski’s offer implied a valuation that was “well below the corresponding EBITDA multiples for selected publicly traded technology companies and selected technology companies which had been involved in business combination transactions.” On May 6, 2009 Mr. Tveter stated to Kudelski that an appropriate price should “be at or above $2.00.” Kudelski rejected this view and withdrew their First Offer on June 4, 2009. We can only wonder if Mr. Tveter’s views of intrinsic value led to his ultimate departure from the Kudelski controlled board on October 7, 2009.

Permira Advisors Ltd., a European private equity firm, purchased a 51% stake in NDS Group (“NDS”) on February 5, 2009 as part of a take private transaction valued at 13x LTM EBITDA. In addition to being OpenTV’s and Kudelski’s primary competitor, NDS had a similar Class A and Class B share structure. It is our belief that, as part of this transaction, NDS’ Board, shareholders and financial advisors ensured that the minority shareholders received fair value in the going private transaction.

Kudelski’s own stock currently trades on the Swiss Exchange at a price which implies a valuation of 13x EV/LTM EBITDA. As OpenTV is a subsidiary of Kudelski, the two companies have overlapping customers and comparative operating characteristics. Based on these similarities, we believe that any offer for OpenTV should properly reflect Kudelski’s publicly traded valuation. We think that OpenTV’s minority shareholders should not allow Kudelski to arbitrage their stock, buying OpenTV at an enormous discount to what it would be valued once it is fully owned by Kudelski. Furthermore, Kudelski paid $3.60/share in 2007 to acquire a controlling position from Liberty Media based on the strategic nature of the OpenTV asset. Why should shareholders allow Kudelski to complete the acquisition at less than half the price paid a little over two years ago?

In the Second Offer, Kudelski cited the offer price premiums relative to the $1.00/share closing price of OpenTV’s stock as of February 26, 2009 as the sole valuation rationale for shareholders to accept their offer. In our opinion, the price of OpenTV’s stock at the depths of the global equity markets is not relevant. At that time, OpenTV was holding $0.74/share in cash on its balance sheet which has now grown to $0.81/share. By way of comparison, the NASDAQ index is up 55% since February 26, 2009 while Kudelski’s own stock is up 120% during that same period.

OPEN LETTER TO OPEN TV STOCKHOLDERS

2) Kudelski’s Offer Doesn’t Account for Synergies and Foreign Exchange Benefits

We believe that the purchase of OpenTV would drive tremendous economic value and fill product gaps for Kudelski while the return on investment would remain attractive even at significantly higher prices. Based on our analysis of Kudelski’s financial performance, we believe that Kudelski’s earnings remain temporarily depressed from a recent change in its business model. Currently, because of accounting methodologies, Kudelski can only recognize 33% of OpenTV’s earnings while it recognizes 100% of revenues. By acquiring the remaining 67% of stock Kudelski could recognize 100% of OpenTV’s earnings, providing a boost to its own temporarily depressed earnings.

Furthermore, Kudelski should also be able to realize incremental EBITDA contribution generated by synergies from overlapping research and development costs, redundant sales and marketing expenses, and elimination of public company costs and duplicative overhead. To be clear, we believe these synergies would be recognized by reduced spending in both organizations. However, these spending reductions can only occur once OpenTV is a 100% owned subsidiary of Kudelski.

Based on conservative estimates, we believe that Kudelski would be able to recognize $25M of incremental EBITDA as follows:

•	An additional $10M of LTM EBITDA in its own financial statements by owning 100% economic interest of OpenTV, and
•	At least $15M in incremental EBITDA contribution from immediate cost synergies.

Our analysis indicates there are also additional longer-term revenue and cost saving opportunities that are harder to quantify, which we have excluded from this analysis. When evaluating this incremental EBITDA contribution against Kudelski’s cost of acquisition, the value proposition is clearly apparent. Based on our analysis, the investment should pay for itself in 1.4 years at the $1.55/share offer price (see Exhibit 1). Given this short time horizon needed to recoup any investment outlay we believe that an OpenTV acquisition would still be accretive to Kudelski at significantly higher prices.

As a Swiss company, Kudelski benefits from the US Dollar weakening by 13% relative to the Swiss Franc since February 26, 2009. OpenTV has also increased their cash and short term investments balance since February, which further offsets Kudelski’s acquisition cost. After factoring in the change in foreign exchange rates and the change in OpenTV’s higher cash position, it is our view that Kudelski’s net acquisition cost has actually decreased between the First Offer and Second Offer (see Exhibit 1).

3) Kudelski has an Overly Negative View of OpenTV’s Business

In the Tender Offer documents, Kudelski discloses a set of projections from management dated May 26, 2009, which show billings revenue projections of $141.7M in 2010 and $154.2M in 2011, and billings EBITDA projections of $29.4M in 2010 and $33.2M in 2011. Kudelski also discloses their own projections for 2011 billings revenue and billings EBITDA (failing to disclose any projections for 2010). (See Exhibit 2 for a comparison of management’s and Kudelski’s projections.) While we discuss our concerns with Kudelski’s projections in the paragraphs that follow, we note incidentally that in our recent discussions with management, they refused to discuss with us the reason for the large variance that exists between the Company’s projections and those of Kudelski. We believe OpenTV management needs to respond to Kudelski’s projections and provide the basis for the variance between these two sets of projections with all shareholders to the level the playing field. We also note that the Company’s May 26, 2009 projections had been revised not once, but twice, pursuant to discussions that Kudelski had with management in connection with its First Offer. We believe that the Company should provide all shareholders with the basis for these revisions.

OPEN LETTER TO OPEN TV STOCKHOLDERS

Based on our understanding of the business practices in the industry, we believe that the projections given by Kudelski are overly pessimistic and unrealistic. Given the long-term nature of both customer contracts and deployment schedules, considerable visibility exists into future revenues and operating costs. Kudelski’s 2011 revenue projections are lower than management’s internal forecasts by 15-31%. To accomplish this steep revenue drop, OpenTV would not only need to lose multiple major customers but also have new customers break their contracts before deployment has even begun. Furthermore, based on the recurring nature of the Company’s revenues and normal replacement cycle for a PayTV operator’s set top boxes, it is difficult to justify a meaningful drop in revenues year-over-year. We view this as a highly unlikely event which was not appropriately conveyed or discussed in Kudelski’s disclosures and a possible reason for not disclosing 2010 projections. Given that OpenTV’s middleware software is the connective tissue in modern set-top boxes, we believe it would be uneconomical and infeasible for customers to switch suppliers suddenly in such a short time period.

Kudelski also suggests that OpenTV has neglected to make appropriate investments in technology and research and development (“R&D”). Kudelski states that OpenTV would need to increase their technology spend in 2011 over management projections by an incremental $10.8M to $34.1M, and increase aggregate R&D spend by an additional $100M to $150M over a three year period. In our opinion, OpenTV management primarily needs to increase R&D spend to opportunistically support new customer wins. Having spent over $233M in R&D expenditures since 2002, we believe the Company’s product remains competitive in the marketplace. We also believe that OpenTV’s recent announcement on September 11, 2009 of their new Core3 platform addresses many of Kudelski’s concerns and risks. Kudelski even acknowledges in the Tender Offer filing that this new middleware platform addresses some of the risks. As a result, we believe that estimates of both the erosion of revenues and the need for incremental R&D spending are overblown. In an industry driven by highly customized software products for a small group of customers, we do not believe that a strategy based on unfocused product development will be successful. We can only wonder why Kudelski wants to own all of OpenTV now if it expects the Company’s revenues and earnings to fall off a cliff at some point in the near future.

4) Timing is Unusual and Leads to Information Asymmetry

In our opinion, the timing of the Second Offer on October 5, 2009, only a few days after OpenTV’s third quarter ended on September 30, 2009, is highly unusual and suspect. Kudelski has the advantage of a unique and extensive insight into the operations of OpenTV. They are intertwined with the Company, and their deep ties include a presence on the Board, joint customer contracts and shared R&D projects. Conversely, as management is forbidden from commenting before their earnings release, shareholders do not share similar insight into the Company’s financial performance, recent developments at joint customers during the prior quarter and future projections. Until earnings are made public, shareholders are at a significant disadvantage to properly determine the underlying value and future prospects of the Company. We can only wonder why Kudelski chose not to announce their Second Offer after the last quarterly earnings announcement in August or wait until the third quarter earnings announcement.

5) Kudelski Faces Significant Hurdle in Minority Squeeze-Out and Delisting Strategy

In order to gain a majority of shares needed to effect a successful minority squeeze-out, Kudelski must acquire approximately 52.5 million shares to the reach the 90% share threshold (the “Threshold Shares”). Based on our analysis, Kudelski needs to acquire an incremental 56% of the outstanding Class A float to reach the Threshold Shares. We believe Kudelski will find it difficult to successfully convince such a large portion of current shareholders, including OpenTV’s large institutional shareholders, to accept the current Tender Offer so far below intrinsic value. We also believe Kudelski fails to appreciate the significant institutional and corporate ownership represented in the remaining shareholder base. For example, if the top 5 shareholders do not tender their shares at the $1.55 offer, then Kudelski would need to purchase an incremental 89% of the remaining shares to effectuate a successful squeeze out.

Kudelski has also threatened to de-list the OpenTV shares and remove it from the NASDAQ Global Markets which could have a negative liquidity effect on the Company’s shares. Through control of the board, Kudelski can force a delisting if the number of OpenTV shareholders falls below the minimum 400 required per the NASDAQ Global Markets continued listing requirements. Given that there are approximately 728 registered shareholders as of February 2009, with many more in street name at the various brokerage houses, we believe it is highly unlikely that Kudelski will meet this requirement following the Second Offer.

OPEN LETTER TO OPEN TV STOCKHOLDERS

Based on these observations, we believe Kudelski will not reach the Threshold Shares at the completion of the Second Offer. To lower the hurdle for future tender offers, we believe they have initiated the unconditional Tender Offer at $1.55. Based on our experience, the Second Offer targets investors such as quantitative funds who automatically participate in tender offers to seek immediate liquidity that may not otherwise be available to them. We can only wonder why Kudelski has chosen this multi-step strategy rather than make a conditional Tender Offer based on receiving the Threshold Shares that would give them more certainty of acquiring all the shares immediately.

6) Tender Offer Financing Provides Insights into Kudelski’s Ultimate Plans

The Credit Facility initiated to effect the Tender Offer provides additional insight into some of the difficulties Kudelski faces in a takeover attempt. The facility imposes short-term prepayment requirements and includes restrictions on access and uses of funds. Based on the Tender Offer financing package outlined in Exhibit 3, Kudelski cannot drag their feet on the acquisition, but rather must complete the share acquisition, integrate operations and achieve the needed synergies quickly to be able to support the debt repayment schedule. Kudelski will have access only to OpenTV’s current cash of $111M and any cash generated over the next three quarters to repay the Bridge Loan if they can acquire the Threshold Shares needed to effectuate a squeeze out by March 2010. We believe that these conditions prevent Kudelski from passively accumulating shares, delaying the completion of the acquisition, or making too many subsequent bids, which would effectively cancel this source of financing. In our opinion, Kudelski must quickly complete this acquisition already in motion by March 31, 2010 or stand to lose its funding mechanism.

Arcadia Strongly Urges All Shareholders Not to Tender Their Shares at $1.55

Our analysis leads us to conclude that Kudelski’s Second Offer is another step in a multi-step tender process which will include subsequent offers at higher prices as Kudelski marches toward the Threshold Shares they need for a squeeze out. In our opinion, Kudelski is clearly committed to completing the acquisition. They have retained the services of Credit Suisse since December 2008, they are expecting to spend $7 million in transaction costs (as outlined in the Tender Offer documents), and they have made multiple attempts to buy OpenTV on the cheap.

Shareholders should demand Kudelski return with a more attractive, higher offer that not only reflects the intrinsic value of OpenTV’s business as an independent entity but also the strategic value that Kudelski would derive by owning 100% of the economic interest of the Company.

We also believe that shareholders are at a significant informational disadvantage to Kudelski by virtue of the timing of the Tender Offer (i.e., after the end of the third quarter but before public disclosure of the results thereof) and the lack of disclosure relative to the variances between the Company’s projections and Kudelski’s more pessimistic projections. We believe that shareholders currently do not have sufficient information to make a complete assessment of the Tender Offer.

We believe Kudelski will ultimately return with one or more higher offers and shareholders will see more value over the next few months.

Sincerely,

Richard S. Rofé, Managing Director Arcadia Capital Advisors, LLC

OPEN LETTER TO OPEN TV STOCKHOLDERS

Exhibit 1: Analysis of Kudelski’s First and Second Offers

OpenTV Valuation ($ in millions)	First Offer		Second Offer
Kudelski offer price	$1.35/share		$1.55/share
Date of offer	2/26/09		10/5/09
Equity Value	$186.5		$214.1
Less OPTV Cash & Short-term Investments	(101.7)		(111.3)

Implied Enterprise Value	$84.8		$102.7

LTM EBITDA	$15.1	(1)	$13.8	(2)
Enterprise Value/LTM EBITDA	5.4	x	7.5	x

Net Acquisitions Costs to Kudelski
Total cost to acquire remaining shares(3):	$126.5		$145.2
Net acquisition cost (less OpenTV Cash):	$24.8		$33.9

FX adjusted total cost to acquire remaining shares(4):	$126.5		$126.3

FX adjusted net acquisition costs(4):	$24.8		$14.9

% change in FX adjusted net acquisition costs			-39.9%

Payback Analysis (in years)
Incremental EBITDA contribution projected by Arcadia:	$25.0		$25.0
Ratio of net acquisition cost to incremental EBITDA contribution:	1.0 years		1.4 years
Ratio of FX adjusted net acquisition cost to incremental EBITDA contribution:	N/A		0.6 years

1.	Based on LTM EBITDA as of 12/31/08
2.	Based on LTM EBITDA as of 6/30/09
3.	Acquisition of incremental 93.7M shares
4.	Based on USD/CHF foreign exchange (FX) rate of 1.16 (2/26/09) and 1.01 (10/22/09)

Exhibit 2: Comparison of Management and Kudelski Projections for OpenTV

	Management Case 2010	Management Case 2011	Kudelski Base Case 2011	Kudelski Sensitivity Case 2011
Billings Revenue(1)	$141.7	$154.2	$130.9	$105.7
Adj. Billings EBITDA(2)	$29.4	$33.2	$1.8	$(46.9)

1.	Non-GAAP revenue excluding deferred revenue
2.	Calculated as billings revenue less Non-GAAP operating expenses

Exhibit 3: Description of Tender Offer Financing Package

Type of Loan	Amount (M)	Maturity	Max Number of Advances	Repayment Schedule

Bridge Loan	CHF 120	3/31/10	3	By 3/31/10
Term Loan	CHF 60	12/31/11	5	Four equal payments starting 6/30/10

DISCLAIMER

The analyses and conclusions of Arcadia contained in this letter are based on publicly available information. Arcadia recognizes that there may be confidential or otherwise non-public information in the possession of the companies discussed in this letter that could lead these companies or others to disagree with Arcadia’s conclusions.

The analyses provided may include certain statements, assumptions, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies. Such statements, assumptions, estimates, and projections reflect various assumptions by Arcadia concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, assumptions, estimates or projections or with respect to any other materials herein. Actual results may vary materially from the estimates and projected results contained herein. Arcadia disclaims any obligation to update this letter.

OPEN LETTER TO OPEN TV STOCKHOLDERS

Funds managed by Arcadia and its affiliates own OpenTV common stock. Arcadia manages funds that are in the business of actively trading - buying and selling - securities and other financial instruments. Arcadia has, and in the future may, change its investment position in OpenTV and possibly increase, decrease, dispose of, or change the form of its investment for any or no reason.

This letter should not be considered a recommendation to buy, sell, or hold any investment. In addition, this letter is neither an offer to purchase nor a solicitation of an offer to sell any securities of the companies. This letter is not a solicitation of proxies. Arcadia and its affiliates retain the right to vote on any matters relating to each or any of the companies discussed herein including, without limitation, for or against any transaction. Shareholders are advised to make their own decisions on whether to tender their shares in the Tender Offer based on all publicly available information.